Double Eagle Petroleum, Co
1675 Broadway, Suite 2200
Denver, Colorado 80202
June 16, 2009
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Attn:	H. Roger Schwall Assistant Director Division of Corporation Finance

Re:	Double Eagle Petroleum Co. Amendment No. 1 to Registration Statement on Form S-4 File No. 333-158659
Dear Mr. Schwall:
     Double Eagle Petroleum Co. (the “Company”) has filed with the Commission Amendment No. 1 to the Registration Statement on Form S-4 (the “Registration Statement”). The changes reflected in the Registration Statement are intended to respond to the comments set forth in your letter dated May 11, 2009 (the “First Comment Letter”) and the comments set forth in your letter dated June 8, 2009 (“Second Comment Letter”). The numbered paragraphs in Section I below correspond to the numbered comments in the First Comment Letter, while the numbered paragraphs in Section II below correspond to the numbered comments in the Second Comment Letter. Within our response, page references are to the pages in the Registration Statement filed with the Commission on June 16, 2009.
Section I – First Comment Letter
Form S-4
General
1.	Where comments on one section apply to related disclosure that appears elsewhere in the document, make corresponding changes at each appropriate place. This will eliminate the need for us to issue repetitive comments.

Response: We have incorporated the changes related to your comments in all sections of the Registration Statement that include related disclosures.

Federal Income tax Consequences of the Merger, page 5
2.	Stockholders cannot make an informed investment decision based on disclosure that the “structure is not definitive.” Because the federal income tax consequences would be material to Petrosearch stockholders, prior to putting the merger to a vote, you will need to obtain, file, and summarize an opinion of counsel that discusses those consequences — once the structure is definitive.

Response: In accordance with the foregoing comment and your Second Comment Letter, the Company has revised its disclosure regarding the Federal Income Tax Consequences of the Merger to explain and disclose a definitive tax structure. The Company also has obtained, filed and summarized an opinion of counsel indicating that the merger will be a tax-free reorganization under Section 368(a)(2)(E) of the Internal Revenue Code of 1986, as amended. If prior to the closing of the merger the merger can no longer be treated as a tax-free exchange, the Company hereby represents that if the merger agreement has not been terminated, the Company and Petrosearch will (1) obtain and file a new opinion of counsel to reflect the changed tax consequences, (2) recirculate a revised proxy statement/prospectus that includes the revised taxed consequences, and (3) obtain a new vote of the Petrosearch stockholders regarding the merger. See Summary — Federal Income Tax Consequences of the Merger, page 2; Risk Factors, page 17, The Merger — Merger Consideration, page 39, and The Merger — Federal Income Tax Consequences, page 54.

3.	In the alternative, you may obtain and file a short form opinion regarding the federal income tax consequences which confirms that the opinion that appears in the text of the registration statement constitutes the opinion of counsel, which you must name in the text. We may have additional comments once you comply.

Response: We have obtained, filed and summarized an opinion of counsel that discusses the Federal income tax consequences in accordance with Comment 2 to the First Comment Letter. Please see The Merger — Federal Income Tax Consequences, page 54, and Tax Opinion of Patton Boggs LLP filed as Exhibit 5.2 to the Registration Statement.

4.	It is inappropriate to “assume” that the merger “can” be treated as a tax-free reorganization. Instead, you must obtain an opinion on whether it will be treated as a tax-free reorganization and what consequences to Petrosearch stockholders result from that treatment.

Response: We have complied with this Comment No. 4. Please see our response to Comments 2 and 3 in Section I above.

5.	If counsel is unable to render a definitive opinion regarding a particular material tax consequence, it must explain the reasons for any uncertainty. In that case, you must present with appropriate emphasis the effect of a negative determination regarding the taxable status of the merger. The registration statement in that case would need to emphasize that stockholders should cast their vote assuming that they would incur the adverse tax consequences, which must be described in necessary detail. Counsel would need to explain the various possible outcomes and risks to stockholders.

Response: Please see our responses to Comments 2 and 3 in Section I above.
Federal Income Tax Consequences, page 54
6.	Because you will obtain and include the opinion of counsel regarding material federal income tax consequences, the following statements require revision:
•	That the disclosure relates to only “certain” rather than “all” material federal income tax consequences of the merger;

•	That the disclosure is merely a “description... based upon the review of [named counsel]”;

•	That it is “not a complete description”;

•	That each taxpayer “should seek” advise based on it particular circumstances; and

•	That stockholders “should consult” regarding the allocation of cash and stock and the federal income tax consequences of the allocation. Instead, make clear what the consequences will be in the typical case.
Response: We have revised the disclosures set forth under The Merger — Federal Income Tax Consequences on page 54 in accordance with the foregoing Comment No. 6 and Comment No. 3 from your Second Comment Letter.

7.	Similarly, the entire paragraph on page 58 that begins “The foregoing tax consequences to the holders of Petrosearch common stock and to Petrosearch could be different if” is inappropriate. If you propose a different transaction, you will need to file a registration statement that accurately describes it in necessary detail.

Response: We have revised the disclosures set forth under The Merger — Federal Income Tax Consequences on page 54 in accordance with this Comment No. 7. In addition, please see our responses to Comment 2 and Comment 3 under Section I above.
Section II – Second Comment Letter
General
1.	We remind you of comments 1, 2, and 3 from our comment letter dated Mary 11, 2009.

Response: Please see our responses to Comments 1, 2 and 3 in Section I above.

2.	As discussed during the May 22, 2009, teleconference, we would not object if the company were to obtain and file an opinion of counsel indicating that the merger will be a tax-free reorganization. In the event that the facts required for counsel to render that opinion changed and there was also a material change to the tax consequences as described in the proxy statement/prospectus, you would need to (1) obtain and file a new opinion of counsel to reflect the changed tax consequences; (2) recirculate a revised proxy statement/prospectus; and (3) resolicit the vote. It is always considered material when the consequences change from tax-free to taxable. The current disclosure you propose is inconsistent with the tax-free disclosure that we understood you would provide. Also, you will need to provide us a written representation with regard to items (1); (2); and (3).

Response: Please see our responses to Comments 2 and 3 in Section I above.
Federal Income Tax Consequences, page 54
3.	We note your response to our prior comment 6 and reissue the comment in part. Please revise your disclosure to address bullets two through five of our prior comment 6. In addition, please revise the disclosure under this heading to reflect that you are filing a tax opinion with the registration statement. The reference to the “attached” opinion is unclear in that regard.

Response: We have revised the disclosures set forth under The Merger — Federal Income Tax Consequences on page 54 in accordance with Comment No. 6 in your First Comment Letter and Comment No. 3 to your Second Comment Letter.

4.	If you retain references to the possibility of the transaction being taxable, indicate that you will resolicit the vote under those circumstances.

Response: In certain sections of the Registration Statement, we have retained references to the possibility that the merger be a taxable transaction. As requested, we have indicated that the vote of the Petrosearch stockholders will be resolicited with revised disclosures if the transaction becomes taxable. See Summary — Federal Income Tax Consequences of the Merger, page 2, Risk Factors, Page 17, The Merger — Merger Consideration, page 39, and The Merger — Federal Income Tax Consequences, page 54.
Opinion of Patton Boggs
5.	In the opinion that you obtain and file as an exhibit, ensure that counsel eliminates the “only” and “and solely” text from the consent. It also must clarify the “certain regulatory filings” to which it refers. Lastly, it must make clear that it consents to the related disclosure that appears in the Form S-4, citing the applicable sections that include summaries of its opinion.

Response: Patton Boggs has revised its opinion to (i) eliminate the “only” and “and solely” text from the consent, (ii) clarify the “certain regulatory filings” to which the opinion refers, and (iii) clarify that it consents to the related disclosure that appears in the Form S-4, citing the applicable sections that include summaries of its opinion. See Tax Opinion of Patton Boggs LLP filed as Exhibit 5.2 to the Registration Statement.
          If you have any questions regarding this information, please do not hesitate to contact the undersigned at (303) 794-8445 or Alan Talesnick at Patton Boggs LLP at (303) 894-6378.
Very truly yours,
/s/ Kurtis Hooley
Chief Financial Officer

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